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                                                                     EXHIBIT 8.1



                   FORM OF OPINION OF TUCKER ARENSBERG, P.C.

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                                    [DRAFT]

                             _______________, l998



First Commonwealth Financial Corporation
Old Courthouse Square
22 North Sixth Street
Indiana, Pennsylvania 15701

Southwest National Corporation
111 S. Main Street
Greensburg, Pennsylvania 15601

Ladies and Gentlemen:

     You have requested our opinion regarding certain federal income tax consequences of the proposed merger of Southwest National Corporation ("Southwest") with and into First Commonwealth Financial Corporation ("First Commonwealth").

                                     FACTS
                                     -----

     First Commonwealth is a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania. First Commonwealth's principal bank subsidiaries are First Commonwealth Bank, a Pennsylvania banking corporation headquartered in Indiana, Pennsylvania and First Commonwealth Trust Company, a Pennsylvania trust company headquartered in Indiana, Pennsylvania (collectively, the "First Commonwealth Banking Subsidiaries"). Through the First Commonwealth Banking Subsidiaries, First Commonwealth is engaged in the business of providing commercial banking services and consumer financial services, including retail banking, trust and investment management services. First Commonwealth also has two additional subsidiaries, Commonwealth Systems Corporation and BSI Financial Services, Inc., which provide related financial services.

     Southwest is a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania. Southwest's principal subsidiary is Southwest National Bank of Pennsylvania ("Southwest Bank"), a national banking association. Southwest Bank provides a wide variety of services, including secured and unsecured financing, real estate financing, retail banking services, as well as the offering of asset management and fiduciary services.

     The terms of the proposed merger (the "Merger") are contained in the Agreement and Plan of Merger dated as of July 15, 1998 by and between Southwest National Corporation and First Commonwealth Financial Corporation (the "Merger Agreement"). Concurrently with and as a condition to entering into the Merger Agreement, First Commonwealth and Southwest entered into a Stock Option Agreement dated as of July 15, 1998 (the "Stock Option Agreement"), pursuant to which Southwest has granted to First Commonwealth the option to purchase shares of Southwest Common Stock. Exercise of the options is contingent upon the occurrence of specified events described therein.
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First Commonwealth
 Financial Corporation
Southwest National Corporation
           , 1998
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Page 2

     The Merger Agreement and the Stock Option Agreement are collectively referred to as the "Agreements." Terms not otherwise defined in this letter shall have the meanings assigned to them in the Merger Agreement.

     You have directed us to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Agreements, and (2) all of the factual information, descriptions, representations and assumptions set forth or referred to in this letter, in the letters to us from First Commonwealth dated __________, 1998, and from Southwest dated __________, 1998 (the "Letters") and in the Joint Proxy Statement/Prospectus dated __________, 1998 (the "Joint Proxy Statement/Prospectus") and mailed to Southwest and First Commonwealth shareholders in connection with the special meetings of shareholders to approve the Merger, are accurate and complete and will be accurate and complete at the Effective Time.

     We have examined the documents referred to above and the originals, or copies certified or otherwise identified to our satisfaction of such records, documents, certificates or other instruments and made such other inquiries as in our judgment are necessary or appropriate to enable us to render the opinions set forth below. We have not independently verified any factual matters relating to the Merger with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

     The Merger will be approved as required by law by the Southwest shareholders at a special meeting to be held on __________, 1998, and by the First Commonwealth shareholders at a special meeting to be held on __________, 1998. Holders of Southwest and First Commonwealth stock are not entitled to exercise dissenters' rights with respect to the Merger.

     Subject to the terms and conditions of the Merger Agreement and in accordance with the Pennsylvania Business Corporation Law, at the Effective Time, Southwest will merge with and into First Commonwealth. First Commonwealth will be the surviving entity in the Merger, and will continue its corporate existence under Pennsylvania law under the name "First Commonwealth Financial Corporation." At the Effective Time, the separate corporate existence of Southwest will terminate. The First Commonwealth Articles of Incorporation, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Continuing Corporation, and the By-Laws of First Commonwealth, as in effect immediately prior to the Effective Time, will be the By-Laws of the Continuing Corporation.

     Upon consummation of the Merger, except as described below, each outstanding share of Southwest Common Stock, other than shares held in Southwest's treasury or held by First Commonwealth or any wholly-owned subsidiary of First Commonwealth or Southwest (except in both cases for shares held in trust, managed, custodial or nominee accounts and the like, or held by mutual funds for which a subsidiary of First Commonwealth or Southwest acts as investment advisor that, in any such case, are beneficially owned by third parties ("Trust Account Shares") and shares acquired in respect of debts previously contracted ("DPC Shares")), will be automatically converted into 2.9 fully paid and non-assessable shares of First
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First Commonwealth
 Financial Corporation
Southwest National Corporation
           , 1998
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Page 3

Commonwealth Common Stock (except that cash will be paid in lieu of fractional shares as described below), subject to possible increase in the rate of exchange in certain limited circumstances. Any shares of Southwest Common Stock owned immediately prior to the Effective Time by First Commonwealth, Southwest or their wholly-owned subsidiaries (other than Trust Account Shares and DPC Shares) will be cancelled. All shares of First Commonwealth Common Stock owned immediately prior to the Effective Time by Southwest (other than Trust Account Shares and DPC Shares) will become treasury stock of First Commonwealth. Southwest owns no First Commonwealth Common Stock, and First Commonwealth owns no Southwest Common Stock. The Exchange Ratio was determined through arm's-length negotiations between First Commonwealth and Southwest.

     No fractional Shares of First Commonwealth Common Stock will be issued in the Merger. Each holder of Southwest Common Stock who otherwise would be entitled to receive a fraction of a share of First Commonwealth Common Stock will receive, instead, cash equal to such fraction multiplied by the market value of one share of First Commonwealth Common Stock at the Effective Time. The market value of one share of First Commonwealth Common Stock at the Effective Time will be the average of the closing prices of such stock on the New York Stock Exchange ("NYSE") Composite Transactions Tape for the ten NYSE trading days immediately preceding the Effective Time. Except for cash exchanged in lieu of issuing fractional shares of First Commonwealth Common Stock, no cash will be exchanged for shares of Southwest Common Stock or shares of First Commonwealth Common Stock pursuant to the Merger. Except for the Stock Option Agreement, no options to purchase Southwest Common Stock and no securities or other instruments convertible into Southwest Common Stock will be outstanding at the Effective Time.

     We have also relied with your permission on the following additional representations and/or assumptions and render such opinion subject to the following limitations:

     [INTENTIONALLY LEFT BLANK - TO BE COMPLETED AT A LATER DATE]


                                    OPINION
                                    -------

     Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Agreements and based on the facts set forth or referred to in the Joint Proxy Statement/Prospectus, the Letters and this letter (an advance copy of which has been provided to you), including all assumptions and representations in any such documents, and subject to the qualifications and other matters set forth herein, it is our opinion that for federal income tax purposes:

     1.  The Merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and Southwest and First Commonwealth will each be a party to that reorganization within the meaning of Section 368(b) of the Code;
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First Commonwealth
 Financial Corporation
Southwest National Corporation
           , 1998
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     2.  To the extent Southwest Common Stock is exchanged pursuant to the
Merger for First Commonwealth Common Stock, no gain or loss will be recognized by the shareholders of Southwest; and

     3. Gain or loss, if any, will be recognized by Southwest shareholders upon the receipt of cash in lieu of fractional shares of First Commonwealth Common Stock.

     Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

     Our opinion is based on the understanding that the relevant facts are, and will be as of the Effective Time, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected.

     Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings and interpretations as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such changes our opinion would not be different. Moreover, our opinion will not be binding on the IRS or the courts,

We undertake no responsibility to update or supplement our opinion. Only First Commonwealth and Southwest may rely on this opinion, and only with respect to the proposed Merger described herein. We hereby consent to the filing of this opinion as an exhibit to the Joint Proxy Statement/Prospectus and to the use of our name under the captions "The Merger - Certain Federal Income Tax Consequences" and "Legal Matters" in the Proxy Statement/Prospectus.

                                 Very truly yours,

                                 TUCKER ARENSBERG, P.C.